SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No. 4)*

                   EDGE TECHNOLOGY GROUP, INC.
                        (Name of Issuer)


             Common Stock, par value $.01 per share
                 (Title of Class of Securities)
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                           928430 10 7
                         (CUSIP Number)
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                     J. Keith Benedict, Esq.
                        HW Partners, L.P.
                   1601 Elm Street, Suite 4000
                       Dallas, Texas 75201
                         (214) 720-1600
-----------------------------------------------------------------

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        October 23, 2000
-----------------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. [  ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 928430 10 7     13D/A                        Page 2

(1)  Name of Reporting Persons.        Infinity Investors Limited

     I.R.S. Identification
     Nos. of Above Persons (entities only)                    N/A

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group (see instructions)                (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                             [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization      Nevis, West Indies

     Number of Shares         (7)  Sole Voting                  0
                                   Power
        Beneficially
                              (8)  Shared Voting                0
           Owned by Each           Power

     Reporting Person         (9)  Sole Dispositive             0
                                   Power
           with:
                              (10) Shared Dispositive           0
                                   Power

(11) Aggregate Amount Beneficially Owned                        0
     by Each Reporting Person

(12) Check if the Aggregate Amount in                         [ ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                           0%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO

CUSIP NUMBER 928430 10 7     13D/A                        Page 3


(1)  Name of Reporting Persons          Infinity Emerging
Holdings                                     Subsidiary Limited
     I.R.S. Identification
     Nos. of Above Persons (entities only)                    N/A

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                             [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization      Nevis, West Indies

     Number of Shares         (7)  Sole Voting                  0
                                   Power
        Beneficially
                              (8)  Shared Voting           10,104
           Owned by Each           Power

     Reporting Person         (9)  Sole Dispositive             0
                                   Power
           with:
                              (10) Shared Dispositive      10,104
                                   Power

(11) Aggregate Amount Beneficially Owned                   10,104
     by Each Reporting Person

(12) Check if the Aggregate Amount in                         [ ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                          .1%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO

CUSIP NUMBER 928430 10 7     13D/A                        Page 4


(1)  Name of Reporting Persons            Glacier Capital Limited
     I.R.S. Identification
     Nos. of Above Persons (entities only)                    N/A

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                             [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization      Nevis, West Indies

     Number of Shares         (7)  Sole Voting                  0
                                   Power
        Beneficially
                              (8)  Shared Voting        1,141,279
      Owned by Each                Power

     Reporting Person         (9)  Sole Dispositive             0
                                   Power
           with:
                              (10) Shared Dispositive   1,141,279
                                   Power

(11) Aggregate Amount Beneficially Owned                1,141,279
     by Each Reporting Person

(12) Check if the Aggregate Amount in                         [ ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                         7.1%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO

CUSIP NUMBER 928430 10 7     13D/A                        Page 5


(1)  Name of Reporting Persons             Summit Capital Limited
     I.R.S. Identification
     Nos. of Above Persons (entities only)                    N/A

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                             [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization      Nevis, West Indies

     Number of Shares         (7)  Sole Voting                  0
                                   Power
        Beneficially
                              (8)  Shared Voting        1,141,279
      Owned by Each                Power

     Reporting Person         (9)  Sole Dispositive             0
                                   Power
           with:
                              (10  Shared Dispositive   1,141,279
                                   Power

(11) Aggregate Amount Beneficially Owned                1,141,279
     by Each Reporting Person

(12) Check if the Aggregate Amount in                         [ ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                         7.1%
     Amount in Row (11)

(14)      Type of Reporting Person (see instructions)          CO

CUSIP NUMBER 928430 10 7          13D/A                    Page 6


(1)  Name of Reporting Persons    PurchasePooling Investment Fund
     I.R.S. Identification
     Nos. of Above Persons (entities only)

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                    WC, OO

(5)  Check if Disclosure of Legal                             [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization                   Texas

     Number of Shares         (7)Sole Voting                    0
                                   Power
        Beneficially
                              (8)  Shared Voting        2,644,841
      Owned by Each                Power

     Reporting Person         (9)  Sole Dispositive             0
                                   Power
           with:
                              (10) Shared Dispositive   2,644,841
                                   Power

(11) Aggregate Amount Beneficially Owned                2,644,841
     by Each Reporting Person

(12) Check if the Aggregate Amount in                         [ ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                        16.5%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO

CUSIP NUMBER 928430 10 7     13D/A                        Page 7



     This Schedule 13D/A Amendment No. 4 hereby amends the
Schedule 13D, as amended, filed jointly by Infinity Investors Limited ("Infinity"), IEO Holdings Limited ("IEO"), Glacier Capital Limited ("Glacier") and Summit Capital Limited ("Summit") with respect to the securities of Edge Technology Group, Inc., a Delaware corporation formerly known as Visual Edge Systems, Inc. ("Issuer"). Defined terms used but not defined herein shall have the meaning as previously set forth in Schedule 13D.

ITEM 1.   Security and Issuer.

     Not amended.

ITEM 2.   Identity and Background.

     Not amended.

ITEM 3.   Source and Amount of Funds or Other Consideration.

     Not amended.

ITEM      4.   Purpose of Transaction.

     Item 4 is hereby amended and restated in its entirety to read as follows:

     The Reporting Persons acquired beneficial ownership of the Securities for the purpose of investment. The Reporting Persons intend to continuously review their investment and the Issuer, and may in the future determine to: (i) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the Securities of the Issuer owned by them, (iii) consider plans or proposals which would relate to or result in: (a) the acquisition by any person of additional securities of the Issuer, the disposition of Securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies of the board of directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) any other action similar to those enumerated above. The Reporting Persons also reserve the right to take other actions to influence the management of the Issuer should they deem such actions appropriate.

ITEM 5.   Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety to read as follows:

     (a) Set forth below are the aggregate number of shares and percentage of Common Stock beneficially owned by the Reporting Persons on October 23, 2000 after giving effect to Infinity's sale of all of its shares of Common Stock as described in subsection (c) below (based on 16,069,786 shares of Common Stock

CUSIP NUMBER 928430 10 7     13D/A                        Page 8



          outstanding after giving effect to the Reverse Stock
          Split as reported on the Issuer's Form 8-K filed on September 15, 2000).


                                                                  PurchasePooling
 Infinity       IEHSL           Glacier             Summit              Fund
-----------  -----------  ------------------  -----------------  -----------------
Shares   %   Shares   %     Shares      %     Shares       %       Shares      %
------- --   ------ ----  ---------   -----   ---------  -----    ---------  -----
0       0%   10,104 .1%   1,141,279   7.1     1,141,279   7.1%    2,644,841  16.5%



          CONTROLLING PERSONS

          Each of HW Capital, as advisor to each of IEHSL, Summit, Glacier and PurchasePooling Fund, and HW Capital GP LLC, as the general partner of HW Capital, may be deemed to be beneficial owners of the Securities beneficially owned by each of IEHSL (the "IEHSL Securities"), Summit (the "Summit Securities"), Glacier (the "Glacier Securities") and PurchasePooling Fund ("PurchasePooling Securities") pursuant to Rule 13d-3 of the Act.

          In their capacity as controlling persons of HW Capital
          GP LLC, Hunt and Wissman may be deemed to be beneficial owners of the IEHSL Securities, the Glacier Securities, the Summit Securities and the PurchasePooling
          Securities pursuant to Rule 13d-3 of the Act.

          IESL and IEO Investments, as the only shareholders of IEHSL, may be deemed to be the beneficial owner of the IEHSL Securities pursuant to Rule 13d-3 of the Act. Emerging, as the sole shareholder of IESL, and HAM, as the sole shareholder of IEO Investments, may be deemed to be beneficial owners of the IEHSL Securities pursuant to Rule 13d-3 of the Act.

          Each of Lion, as the sole shareholder of Glacier, Mountain, as the general partner of Lion, and Hunt, Wissman and Fojtasek, as the managers of Mountain, may be deemed to be beneficial owners of the Glacier Securities pursuant to Rule 13d-3 of the Act.

          Each of Sandera, as the sole shareholder of Summit, SCM, as the general partner of Sandera, Sandera Capital, as the general partner of SCM, Hunt and Wissman, as the managers (and, as applicable, the executive officers) of Sandera Capital, and HW Capital, as the 100% owner of Sandera Capital, may be deemed to be beneficial owners of the Summit Securities pursuant to Rule 13d-3 of the Act.

          Each of Catalyst, IEHSL and Peerless, as the general partners of PurchasePooling Fund, and HW Capital, as the sole and exclusive manager of PurchasePooling Fund, may be deemed to be the beneficial owners of the PurchasePooling Securities pursuant to Rule 13d-3 of the Act.

CUSIP NUMBER 928430 10 7     13D/A                        Page 9



     (b)  REPORTING PERSONS

          IEHSL shares the power to vote or to direct the vote and to dispose or to direct the disposition of the IEHSL Securities with its advisor, HW Capital.

          Glacier shares the power to vote or to direct the vote and to dispose or to direct the disposition of the Glacier Securities with its advisor, HW Capital.

          Summit shares the power to vote or to direct the vote and to dispose or to direct the disposition of the Summit Securities with its advisor, HW Capital.

          PurchasePooling Fund shares the power to vote or to direct the vote and to dispose or to direct the disposition of the PurchasePooling Securities with its manager, HW Capital.

          CONTROLLING PERSONS

          Acting through its sole general partner HW Capital LLC, HW Capital shares the power to vote or to direct the vote and to dispose or to direct the disposition of the IEHSL Securities, the Summit Securities, the Glacier Securities and the PurchasePooling Securities.

          In their capacities as controlling persons of HW Capital LLC, Hunt and Wissman share the power to vote or to direct the vote and to dispose or to direct the disposition of the IEHSL Securities, the Summit Securities, the Glacier Securities and the PurchasePooling Securities.

          Each of IESL and IEO Investments, as the only shareholders of IEHSL, HAM, as the sole shareholder of IEO Investments, and Emerging, as the sole shareholder of IESL, shares the power to vote or direct the vote and to dispose or to direct the disposition of the IEHSL Securities.

          Each of Lion, as the sole shareholder of Glacier, Mountain, as the general partner of Lion, and Hunt, Wissman and Fojtasek, as the managers of Mountain, shares the power to vote or to limit the vote and to dispose or to direct the disposition of the Glacier Securities.

          Each of Sandera, as the sole shareholder of Summit, SCM, as the general partner of Sandera, Sandera Capital, as the general partner of SCM, Hunt and Wissman, as the managers (and, as applicable, the executive officers) of Sandera Capital, and HW Capital, as the 100% owner of Sandera Capital, shares the power to vote or to limit the vote and to dispose or to direct the disposition of the Summit Securities.

          Each of Catalyst, IEHSL and Peerless, as the general partners of PurchasePooling Fund, Catalyst Capital, the investment manager of Catalyst, HFV and Aquatine
          Holding, LLC., the owners of Catalyst Capital, Hunt and
          Bren, the managers of

CUSIP NUMBER 928430 10 7     13D/A                       Page 10



          HFV and Graham, the manager of Aquatine, share the power to vote or to limit the vote and to dispose or to direct the disposition of the PurchasePooling
          Securities.

     (c) Pursuant to a letter agreement dated as of October 23, 2000 (the "Letter Agreement") among Infinity, Global Technology Value Partners Limited ("Global") and the Issuer, Infinity sold 6,869,854 shares of Common Stock to Global, which constituted all of the shares of Common Stock held by Infinity. Thus, Infinity will no longer be a Reporting Person pursuant to Rule 13d-1 promulgated under the Act and HW Partners and HW Finance, advisors to Infinity, will no longer be Controlling Persons of a Reporting Person.

          The aggregate purchase price for the shares of Common Stock sold by Infinity was $5,500,000, or approximately $0.80 per share, payable on or before June 30, 2001. The obligation to pay the purchase price is with full recourse but without interest. Global's obligation to pay the purchase price is secured by a pledge of the shares of Common Stock granted pursuant a Pledge Agreement, dated as of October 23, 2000, between Infinity Investors Limited and Global. The foregoing response is qualified in its entirety by reference to the Letter Agreement, the Pledge Agreement, and the related Transfer Agent Agreement, copies of which are filed as Exhibits 99.12, 99.13, and 99.14, respectively, and incorporated into this response by reference.

          On September 1, 2000, Infinity, Glacier and Summit converted all of their respective Notes and Series A-2 Preferred Stock into an aggregate of 6,689,165 shares of Common Stock as more particularly described in response to Item 3.

          On September 5, 2000, PurchasePooling Fund and the Issuer entered into the PurchasePooling Agreement pursuant to which PurchasePooling Fund agreed to purchase 2,644,841 shares of Common Stock (post Reverse Stock Split) in exchange for 9,593,824 shares of Series A Convertible Preferred Stock, par value $0.0001 per share, of PurchasePooling.com, Inc. and certain contractural rights of PurchasePooling Fund under the agreements pursuant to which PurchasePooling Fund acquired the PurchasePooling.com preferred stock.

     (d)  Not applicable.

     (e) IEO ceased to be the beneficial owner of more than five percent of the Common Stock as of May 1, 1999.

          Infinity ceased to be a beneficial owner of more than five percent of the Common Stock as of October 23, 2000.

CUSIP NUMBER 928430 10 7     13D/A                       Page 11



ITEM 6.   Contracts, Arrangements, or Understandings or
          Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended by to add the following at the end thereof:

     Pursuant to the Letter Agreement, Infinity sold 6,869,854 shares of Common Stock to Global, which constituted all of the shares of Common Stock held by Infinity. The aggregate purchase price for the shares of Common Stock sold by Infinity was $5,500,000, or approximately $0.80 per share, payable on or before June 30, 2001. The obligation to pay the purchase price is with full recourse but without interest. Global's obligation to pay the purchase price is secured by a pledge of the shares of Common Stock granted pursuant a Pledge Agreement, dated as of October 23, 2000, between Infinity Investors Limited and Global. The foregoing response is qualified in its entirety by reference to the Letter Agreement, the Pledge Agreement, and the related Transfer Agent Agreement, copies of which are filed as Exhibits 99.12, 99.13, and 99.14, respectively, and incorporated into this response by reference.

ITEM 7.   Material to be Filed as Exhibits.

EXHIBIT NO.    TITLE OF EXHIBIT
-----------    ----------------

  A            Agreement regarding filing of Schedule 13d.

99.12 Letter Agreement, dated as of October 23, 2000, among Infinity Investors Limited, Global Technology Value Partners Limited and the Issuer. (Filed herewith)

99.13 Pledge Agreement, dated as of October 23, 2000, between among Infinity Investors Limited and Global Technology Value Partners Limited. (Filed herewith)

99.14          Transfer Agent Agreement, dated as of
               October 23, 2000, among Global Technology Value
               Partners Limited, Infinity Investors Limited, and the Issuer. (Filed herewith)


                    (Signature Page Follows)

CUSIP NUMBER 928430 10 7     13D/A                       Page 12



     After reasonable inquiry, and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  November 1, 2000.

                         INFINITY INVESTORS LIMITED


                         By: /s/ James A. Loughran
                            ----------------------------------
                              James A. Loughran, Director


                         INFINITY EMERGING HOLDINGS SUBSIDIARY
                         LIMITED
                         By:  Dungate Limited, its Director


                         By:  /s/ James E. Martin
                            ----------------------------------
                               James E. Martin, Director


                         GLACIER CAPITAL LIMITED


                         By: /s/ James A. Loughran
                           -----------------------------------
                              James A. Loughran, Director


                         SUMMIT CAPITAL LIMITED


                         By: /s/ James A. Loughran
                           -----------------------------------
                              James A. Loughran, Director


                         PURCHASEPOOLING INVESTMENT FUND
                         By:  HW Capital, L.P., its manager
                              By:  HW Capital, L.L.C., its
                         general partner

                                   By:  /s/ J. Keith Benedict
                                      ---------------------------
                                   Name:     J. Keith Benedict
                                   Title:    Vice President




         Attention:  Intentional misstatements or
             omissions of fact constitute Federalc
          criminal violations (See 18 U.S.C. sec. 1001).

                            EXHIBIT A

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on
Schedule 13D (including amendment thereto) with respect to the Common Stock of Edge Technology Group, Inc. This Joint Filing Agreement shall be included as an exhibit to such filing or filings. In evidence thereof, each of the undersigned, being duly authorized where appropriate, hereby executes this Joint Filing Agreement as of the 1st day of November, 2000.

                       INFINITY INVESTORS LIMITED


                       By:/s/ James A. Loughran
                          ---------------------------------
                             James A. Loughran, Director


                       INFINITY EMERGING HOLDINGS
                       SUBSIDIARY LIMITED
                       By:   Dungate Limited, its Director


                       By: /s/ James E. Martin
                           --------------------------------
                            James E. Martin, Director


                       GLACIER CAPITAL LIMITED


                       By:  /s/ James A. Loughran
                         ----------------------------------
                            James A. Loughran, Director


                       SUMMIT CAPITAL LIMITED


                       By: /s/ James A. Loughran
                          ---------------------------------
                             James A. Loughran, Director


                       PURCHASEPOOLING INVESTMENT FUND
                       By:  HW Capital, L.P., its manger
                            By:  HW Capital, L.L.C., its
                                 general partner


                                 By: /s/ J. Keith Benedict
                                    ----------------------
                                 Name: J. Keith Benedict
                                 Title: Vice President